UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________________________________
SCHEDULE 14D-9
(Amendment No. 1)
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CELLULAR DYNAMICS INTERNATIONAL, INC.
(Name of Subject Company)

CELLULAR DYNAMICS INTERNATIONAL, INC.
(Name of Persons Filing Statement)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
15117V109
(CUSIP Number of Class of Securities)
_______________________________________
Anna M. Geyso
Senior Vice President, General Counsel & Secretary
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
Telephone (608) 310-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:
Jonathan Babb
Iman Qasim
Sidley Austin LLP
1 South Dearborn Street
Chicago, Illinois 60603
Telephone (312) 853-7000
Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Cellular Dynamics International, Inc., a Wisconsin corporation (“Cellular Dynamics”, “CDI” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 3, 2015, relating to the cash tender offer by Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $16.50, net to the seller thereof in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent with the SEC on April 3, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.
Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.
Item 8. Additional Information
(a)    Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by deleting the last sentence of the second paragraph under the heading “Regulatory Approvals-United States” and by adding the following paragraph after the third paragraph under the heading “Regulatory Approvals-United States”:
“On April 10, 2015, the FTC and the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the Regulatory Condition has been satisfied.”
(b)    Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by adding the following after the paragraph under the heading “Certain Litigation”:
“On April 10, 2015, a second putative class action lawsuit was filed in the Circuit Court of Dane County, Wisconsin, Civil Division (Gordon v. Cellular Dynamics International, Inc., et al., Case No.: 15CV0947).  The Gordon complaint asserts similar claims and allegations to those in the Kahl complaint and seeks similar relief on behalf of the same putative class.  In addition, the Gordon complaint alleges that there were disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cellular Dynamics International, Inc.

By:	/s/ Robert J. Palay
Robert J. Palay
Chairman of the Board and Chief Executive Officer

Dated: April 13, 2015